Maska U.S., Inc.
#1 Apparel, Inc.
SLM Trademark Acquisition Corp.
Sport Maska Inc.
#1 Apparel Canada Inc.
SLM Trademark Acquisition Canada Corporation
Mitchel and King Skates Limited
Sport Maska Europe S.A.R.L.
Buddy L. International Ltd.
Buddy L. St. Thomas, Inc.
Consumer InfoMarketing, Inc.
Maska H.K. Limited
Smedley (Hong Kong) Limited (f/k/a Buddy L. (Hong Kong) Limited)
Smedley Industries, Inc. (f/k/a/ Buddy L., Inc.)
The Toy Factory, Inc.
St. Lawrence Manufacturing Canada Inc.